SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jumei International Holding Limited

(Name of Subject Company)

Jumei International Holding Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L206**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District, Beijing 100007

People’s Republic of China

Tel: +86 10-5676-6999

With copies to:

Stephanie Tang, Esq.

Hogan & Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

Tel: +852-2219-0888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on February 26, 2020 with the Securities and Exchange Commission (the “SEC”) by Jumei International Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Jumei Investment Holding Limited , an exempted company incorporated in the Cayman Islands (“Purchaser”) and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to purchase all of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $2.00 per Class A Ordinary Share or $20.00 per ADS in cash (the “Offer Price”), without interest, subject to reduction for any applicable withholding taxes, $0.05 per ADS cancellation fees and other related fees (ADS depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) with respect to Class A Ordinary Shares represented by ADSs pursuant to the terms and conditions of the Deposit Agreement, dated as of May 15, 2014 (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Mr. Leo Ou Chen on February 26, 2020, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated February 26, 2020 (the Offer to Purchase and the related Letters of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) All references to the Offer Price and related fees of “without interest and less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes” or such similar words are hereby amended by deleting such words in their entirety and replacing them with “without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS depositary has confirmed that it will not assess $0.02 per ADS depositary service fee)”.

(2) The fifth paragraph under the header “(d) Tender Offer and Merger” is hereby replaced with the following:

“Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on February 26, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire one minute after 11:59 p.m., New York City time, on April 1, 2020 (as extended from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on March 25).”

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The second paragraph under the header “Recommendations of the Special Committee and the Board of Directors” is hereby replaced with the following:

“The Board, acting upon the unanimous recommendation of the Special Committee and on behalf of the Company, has (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders; (b) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; (c) approved the execution, delivery and performance by the Company of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; and (d) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer (such recommendation of the Board, the “Company Board Recommendation”, and together with the actions of the Board in the foregoing clauses (a), (b) and (c), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.”

(2) The last paragraph under the header “Reasons for the Offer and the Merger; Recommendation of the Special Committee” is hereby replaced with the following:

“The Special Committee believed that the financial analyses presented by Houlihan Lokey, as more fully summarized below under the caption “Opinion of Special Committee’s Financial Advisor,” represented potential valuations of the Company. The Special Committee expressly adopted these analyses and the opinion of Houlihan Lokey, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.”

(3) The eighth paragraph under the header “Opinion of the Special Committee’s Financial Advisor” is hereby replaced with the following:

“Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Proposed Transaction, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Proposed Transaction or otherwise. Houlihan Lokey’s opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey.”

(4) The first paragraph under the header “Certain Prospective Financial Information” is hereby replaced with the following:

“The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. The Company intends to wind down its Other Businesses which are capital-intensive in nature by 2021 and 2022 due to the inability of the Company to secure third party financing and the difficulties faced by the E-Commerce business, including the decline in the market share. However, the Company’s management prepared certain financial projections of the Company’s Jiedian business (which the Company does not intend to wind down in the near future) for the fiscal years ending December 31, 2020 through December 31, 2024 for the Special Committee and Houlihan Lokey in connection with the financial analysis of the Proposed Transaction (the “Management Projections on Jiedian”). These financial projections, which were based on Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Houlihan Lokey in its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles. No members of the Buyer Group were provided with, and none of such persons were entitled rely to or relied on, any of these financial projections.”

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(H)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on March 20, 2020).

(a)(5)(E)	Opinion of Houlihan Lokey (China) Limited, dated February 25, 2020 (included as Annex A to this Amendment No. 1 to Schedule 14D-9)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(H)	Tender Offer Statement (Amendment No. 1) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on March 20, 2020).

(a)(5)(E)	Opinion of Houlihan Lokey (China) Limited, dated February 25, 2020 (included as Annex A to this Amendment No. 1 to Schedule 14D-9).

ANNEX A
Opinion of the Special Committee’s Financial Advisor

February 25, 2020

The Special Committee of the Board of Directors of Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007

The People’s Republic of China

Dear Members of the Special Committee:

We understand that Super ROI Global Holding Limited (the “Acquiror”), Jumei Investment Holding Limited, a wholly-owned subsidiary of the Acquiror (the “Parent”), and Jumei International Holding Limited (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) the Parent will commence a tender offer for all of the Class A ordinary shares of the Company, with a par value of $0.00025 per share (the “Class A Ordinary Shares”, together with the Class B ordinary shares of the Company, with a par value of $0.00025 per share, the “Shares”) and the American depositary shares of the Company, each representing ten Class A Ordinary Shares (the “ADSs”) that are issued and outstanding and not owned by the Parent (such tender offer, the “Offer”), at a purchase price of $2 per Class A Ordinary Share (the “Per Share Consideration”), which represents $20 per ADS in cash (the “Per ADS Consideration”, together with the Per Share Consideration, the “Consideration”), subject to reduction for any applicable withholding Taxes, without interest, net to the holder, and (b) subsequent to consummation of the Offer, in the event that the Parent acquires Shares representing at least ninety percent (90%) of the voting power of the then outstanding Shares exercisable in a general meeting of the Company, the Parent will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each Share (other than the Excluded Shares and the Shares represented by the ADSs) outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive the Per Share Consideration, (ii) each ADS outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive the Per ADS Consideration, and (iii) the Company will be the surviving company and become a wholly owned subsidiary of the Acquiror. “Excluded Shares” means, collectively, (a) 50,892,198 Class B Ordinary Shares held by Parent, (b) any other Shares held by Mr. Leo Ou Chen, Acquiror or Parent, the Company or any of their respective subsidiaries, and (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined in the Agreement) or Company RSUs (as defined in the Agreement).

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the holders of Shares and ADSs other than Mr. Leo Ou Chen, Acquiror or Parent, and any of their respective affiliates (collectively, the “Unaffiliated Security Holders”) in the Transaction pursuant to the Agreement is fair to them from a financial point of view.

A-1

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft dated February 25, 2020 of the Agreement and Plan of Merger by and among the Acquiror, the Parent and the Company (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2020 through 2024;

4.	spoken with certain members of the management of the Company and certain of its and the Committee’s representatives and advisors regarding the businesses, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	reviewed the liquidation analysis of the E-Commerce and Shuabao businesses of the Company prepared by the management of the Company as well as the estimates, assumptions and other material factors considered by the management of the Company in preparing such analysis;

8.	reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. The management of the Company has advised us, and we have assumed, that (i) due to the capital intensiveness of certain businesses of the Company, the inability of the Company to secure third party financing and the recent difficulties faced by the E-Commerce segment of the Company’s businesses, among other factors, the Company expects to wind down its E-Commerce and Shuabao business by 2021 and 2022, respectively, and (ii) the Company is unable to adequately finance the operations of its businesses resulting in limited expected growth at Jiedian. In addition, management of the Company has advised us, and we have assumed, that the liquidation analysis of the E-Commerce and Shuabao businesses of the Company reviewed by us have been reasonably prepared by the management of the Company in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and we express no opinion with respect to such analysis, or the estimates, assumptions or judgements on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading, except the fact that the Company has delayed in reporting its financial results for the six months ended June 30, 2019 and the likelihood that the Company may restate its financial results for the fiscal years of 2017 and 2018, which, however, as advised by the management of the Company and relied upon and assumed by us, will not have any material impact on our analyses or this Opinion.

A-2

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company, or otherwise have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business and have relied upon and assumed, without independent verification management estimates for asset value, recoverability, liquidation value, fees, costs and other components of the Company’s liquidation analysis for its E-Commerce and Shuabao businesses. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey.

A-3

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

A-4

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Security Holders in the Transaction pursuant to the Agreement is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY (CHINA) LIMITED

A-5